Exhibit 1

AVRICORE HEALTH CORPORATE UPDATE:

Q1 Results and Ongoing Progress Report.

VANCOUVER, BRITISH COLUMBIA – June 2, 2025) – AVRICORE HEALTH INC. (TSXV: AVCR) (the “Company” or “Avricore”) reports on its result for the first quarter of 2025 and its progress towards expansion objectives for the balance of the year.

For the three months ended March 31, 2025 the Company realized revenues of $434,061 with a gross profit of $346,297. The Company recorded a comprehensive loss of $77,300 with a net increase in cash of $137,068.

Plan the Work – Work the Plan

The Company is currently executing its plan to significantly expand HealthTab™, its wholly owned turnkey point-of-care testing (POCT) platform that empowers pharmacies to become proactive community diagnostic centers, in the United Kingdom — a decision aligned with the region’s robust healthcare market and significant investment in pharmacy-led services.

To realize its goals, the Company has ensured its cash position is strong and has the assets needed to capitalize on scale up demand. Therefore, while its previously announced scale down of revenues within Canada has taken effect, the Company continues to be very well positioned to realize its objectives.

“Every day, we’re proving just how valuable HealthTab™ can be in the hands of pharmacists,” said Hector Bremner, CEO of Avricore Health. “The NHS is paving the way for expanded pharmacy services, and our work in the London feasibility study gives us real confidence that HealthTab™ will be part of that future.”

Tackling the Need

Healthcare systems globally are under increasing pressure due to budget constraints, clinician shortages, and rising demand for services. In Canada, over 6 million people lack access to a family doctor, and among those who do, only 29% receive timely care. Compounding the challenge, nearly a third of family doctors are expected to retire or leave the profession within the next three years. In the UK, with just 25% of physicians serving as GPs, individual practitioners are managing caseloads averaging 2,300 patients each.

As these strains intensify, pharmacy is emerging as a key player in delivering primary care services. HealthTab™ is at the forefront of this shift—offering pharmacists tools to conduct essential screenings, identify urgent care needs, and forge deeper patient relationships. The platform reduces the burden on traditional healthcare settings and helps drive efficiencies in care delivery.

The market demand for point-of-care solutions continues to grow, accelerated by the need for cost-effective, scalable, and decentralized care. HealthTab™ is uniquely positioned to meet this demand, providing innovative solutions where and when patients need them most.

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Financial Snapshot

The following financial data for the three years is derived from the Annual Audited Consolidated Financial Statements and should be read in conjunction with the Consolidated Financial Statements.

	2024	2023	2022
Total revenue	$4,785,711	$3,485,147	$1,768,374
Loss from operations	$(668,977)	$(701,215)	$(818,228)
Loss per share – basic and diluted	$(0.01)	$(0.01)	$(0.01)
Total assets	$2,298,544	$2,538,205	$2,568,983
Total current liabilities (1)	$330,817	$529,218	$604,893
Total non-current financial liabilities	Nil	Nil	Nil

(1)	2022 Current liabilities include deferred revenue of $252,000 for which the Company completed delivery in Q1 2023.

Quarterly Financial Information

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

Quarter Ended	March 2025	Dec 2024	Sep 2024	June 2024	March 2024	Dec 2023	Sep 2023	June 2023

Revenue	434,061	1,421,076	1,195,122	1,045,206	1,124,307	1,354,403	953,454	548,049
Gross profit	346,297	589,930	434,791	370,775	484,791	501,466	261,778	229,471
Share-based compensation	61,861	174,013	338,089	1,598	27,464	142,765	304,328	168,518
Comprehensive income (loss)	(77,300)	(712,521)	(179,065)	54,022	168,537	59,584	(285,062)	(284,225)
Net profit (loss)/share	(0.00)	(0.01)	(0.00)	0.00	0.00	(0.00)	(0.00)	(0.00)
Total Assets	2,139,345	2,298,544	3,024,103	2,618,384	2,798,058	2,538,205	2,453,136	2,143,810

HealthTab™ Fast Facts

●	Point of Care Testing Market to reach $93.21 Billion USD in 2030 (Source)
●	Nearly 13.6 Million Canadians expected to be diabetic or prediabetic by 2030, with many undiagnosed (Source)
●	Over 1 in 3 Americans, approximately 88 million people, have pre-diabetes (Source)
●	Close to 160,000 Canadians 20 years and older are diagnosed with heart disease each year, often it’s only after a heart attack they are diagnosed. (Source)
●	There are more that 10,000 pharmacies in Canada, 88,000 pharmacies in the US, nearly 12,000 in the UK.

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About HealthTab™

HealthTab™ is a turnkey point-of-care testing solution that combines best-in-class point-of-care technologies with a secure, cloud-based platform for tackling pressing global health issues. With just a few drops of blood from a finger prick, the system generates lab-accurate results on the spot and data is reported in real time. The test menu includes up to 23 key biomarkers for screening and managing chronic diseases, such as diabetes and heart disease (e.g., HbA1c, Lipid Profile, eGFR). HealthTab™ has also recently added capabilities for bacterial and viral tests, such as strep and COVID-19.

The HealthTab™ network model is unlike anything in pharmacy today. It gives knowledgeable and trusted pharmacists a greater role in primary care delivery, while empowering patients to take more control of their health. It also reduces costs and waiting times and provides many potential revenue streams including equipment leasing & consumables, direct access testing, disease prevention & management programs, sponsored health programs, decentralized clinical trials, real world data (RWD) sets, and third-party app integration through API.

About Avricore Health Inc.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at advancing pharmacy practice and patient care. Through its flagship offering HealthTab™, a wholly owned subsidiary, the Company’s mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

Contact:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943
info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health’s expectations, plans, intentions, or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company’s expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a few risks, uncertainties, and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore’s public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy

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